Cassidy & Associates
Attorneys at Law
9454 Wilshire Boulevard
Beverly Hills, California 90212
Email:  CassidyLaw@aol.com
Telephone: 202/387-5400	Fax: 949/673-4525

November 7, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary Beth Breslin

RE:	Access U.S. Oil & Gas, Inc.
Registration Statement on Form S-1
File No. 333-198155

Dear Ms. Breslin:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) an amendment (No. 3) to the Form S-1 for Access U.S. Oil & Gas, Inc. (the “Company”).   The Company intends to request acceleration of the effective date of the registration statement, and we are concurrently uploading a request for acceleration.  For your convenience and ease of any review, we note below the substantive revisions being made in this Form S-1 to prepare it for effectiveness.

•	We have updated the Compensation section through September 30, 2014.

•	We have updated Item 13 in Part II to reflect the estimated expenses.

•	We have included Exhibits 5.1 (Opinion of Counsel on legality of securities being registered) and 23.1 (the updated Consent of Accountants).

•	We noted the filing of the Interactive Data File in the Exhibit list of the S-1.

Please promptly advise us if there are any issues or concerns with respect to this Form S-1 or if you believe that our request for acceleration will not be accepted for any reason.  If you have any other questions or concerns, please feel free to contact me at any time on (310) 709-4338 or via electronic mail at tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq.
Cassidy & Associates